INVESTMENT MANAGERS SERIES TRUST

Heiner Skaliks
Strategic Asset Management, Ltd.
Calle Ayacucho No. 277
La Paz, Bolivia

Re:  Distribution Plan Agreement

Dear Heiner:

On March 25, 2010, at a meeting of it Board of Trustees, a Distribution Plan (the “Plan”) was adopted in accordance with Rule 12b–1 (the “Rule”) under the Investment Company Act of 1940, as amended, by Investment Managers Series Trust, a Delaware statutory trust (the “Trust”), with respect to the Class A shares of the Strategic Latin America Fund series of the Trust (the “Fund”).  This will confirm our agreement with respect to the Plan, as follows:

1.
To the extent Strategic Asset Management, Ltd. (“SAM”), in its capacity as a service provider to the Fund, provides or makes payments for eligible distribution services of the type identified in the Plan, the Trust shall pay SAM a monthly fee based on the average daily net asset value attributable to the Class A shares of the Fund, subject to the annual limitation set forth in paragraph 3 below.

2.
The fees paid under Section 1 above may be used to pay for any expenses primarily intended to result in the sale of shares of the Fund (“distribution services”), including, but not limited to:  (a) costs of payments, including incentive compensation, made to agents for and consultants to the Distributor, including pension administration firms that provide distribution services and broker–dealers that engage in the distribution of the shares of the Fund; (b) payments made to, and expenses of, persons or entities who provide support services in connection with the distribution of shares of the Fund including, but not limited to, office space and equipment, telephone facilities, answering routine inquiries regarding the Fund, processing shareholder transactions and providing any other shareholder services not otherwise provided by the Trust’s transfer agency or other servicing arrangements; (c) payments made pursuant to any dealer agreements between the Distributor and certain broker–dealers, financial institutions and other service providers; (d) costs relating to the formulation and implementation of marketing and promotional activities, including, but not limited to, direct mail promotions and television, radio, newspaper, magazine and other mass media advertising; (e) costs of printing and distributing prospectuses, statements of additional information and reports of the Fund to prospective shareholders of the Fund; (f) costs involved in preparing, printing and distributing sales literature pertaining to the Fund; and (g) costs involved in obtaining whatever information, analyses and reports with respect to marketing and promotional activities that the Trust may, from time to time, deem advisable.

3.
In no event may the aggregate annual fee paid to SAM pursuant to the Plan with respect to the Fund exceed 0.25% of the average daily net asset value attributable to the Class A shares of the Fund (determined in the same manner as the Fund uses to compute its net assets as set forth in its then-effective Prospectus), without approval by a majority of the outstanding shares of the Fund.

4.
SAM shall furnish to the Board of Trustees of the Trust, for its review, on a quarterly basis, a written report of the amounts expended under the Plan by SAM with respect to the Fund and the purposes for which such expenditures were made.

INVESTMENT MANAGERS SERIES TRUST

By:	/s/ RITA DAM
Authorized Officer

Dated:	5/25/10

Agreed and Accepted:

Strategic Asset Management, LLC

By	/s/ HEINER SKALIKS
Authorized Officer